UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. ____)*

BCB Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

055298103
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055298103	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS TFO USA Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 634,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 634,000
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.85%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 055298103	13G	Page 3 of 6 Pages

Item 1(a).  Name of Issuer: BCB Bancorp, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

104-110 Avenue C
Bayonne, New Jersey 07002

Item 2(a).  Names of Persons Filing: TFO USA Limited

Item 2(b).  Address of Principal Office or, if none, Residence:

555 5th Avenue, 6th Floor
New York, NY 10017

Item 2(c).  Citizenship:

Delaware

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

055298103

Item 3. *  If This Statement Is Filed Pursuant to Sections 240.13d 1(b) or 240.13d 2(b) or (c), Check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a‑8);
(e)	☒	An investment adviser in accordance with Section 240.13d‑1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d‑1(b)(1)(ii)(F);
(g)	☐	A Parent holding company or control person in accordance with Section 240.13d‑1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 055298103	13G	Page 4 of 6 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a‑3);
(j)	☐	A non‑U.S. institution in accordance with Section 240.13d‑1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Section 240.13d‑1(b)(1)(ii)(K).
If filing as a non‑U.S. institution in accordance with Section 240.13d‑1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.  Ownership.

(a)	Amount beneficially owned: 634,000
(b)	Percent of class: 5.85%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 634,000
	(ii)	Shared power to vote or to direct the vote:
	(iii)	Sole power to dispose or to direct the disposition of: 634,000
	(iv)	Shared power to dispose or to direct the disposition of:

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .  ☐

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

TFO USA Limited or its affiliate, in its capacity as the investment adviser to one or more clients, has the power to direct the investment activities thereof.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.   Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

CUSIP No. 055298103	13G	Page 5 of 6 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 055298103	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
TFO USA LIMITED

By:	/s/ Abdulmohsin Al Omran
Name: Abdulmohsin Al Omran
Title: President